

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Mr. Peter Hellwig
President and CEO
Stakool, Inc.
8640 Philips Highway, Suite 5
Jacksonville, FL 32256

Re: **Stakool, Inc. f/k/a Mod Hospitality, Inc.**
Amendment No. 3 to Form 8-K
Filed March 22, 2012
File No. 0-24723

Dear Mr. Hellwig:

We have reviewed your amendment and your letter dated March 19, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 1 – Registrant's Business and Operations, page 2

Item 1.01 – Entry into a Material Definitive Agreement, page 2

1.   Please revise your disclosure to be more specific about the status of the June 16, 2011 Agreement of Sale and Purchase and the current operations of Dream Apartments TV, Hong Kong Orient Express and Anthus Life. It is our understanding that:

- All terms of the Agreement of Sale and Purchase have not yet been completed;
- The operations of Dream Apartments and Hong Kong Orient Express are dormant; and

- Anthus Life has engaged a manufacturer for its energy bars and has commenced sales.

Clarify also your plans to "develop" Dream Apartments and Hong Kong Orient Express.

Section 4 – Matters Related to Accountants and Financial Statements, page 28

Item 4.01 – Changes in Registrant's Certifying Accountant, page 29

2.   We again note your disclosure stating your intention to engage Silberstein Ungar, PLLC as your independent accountant. Please revise to provide <u>all</u> of the disclosures required by Item 304 of Regulation S-K regarding <u>this change in the reporting entity's independent accountant</u> (i.e., from Malcolm Pollard, Inc. to Silberstein Ungar, PLLC). Please also file a letter from your former independent accountant as Exhibit 16 to your amended Form 8-K, stating whether they agree with this disclosure or the extent to which they do not agree.

Exhibits

3.   We note your response to comment 9 in our letter dated February 3, 2012 and, in particular, your determination not to file your agreement with your manufacturer "for purposes of preventing customers and private label opportunities from circumventing the Company in attempts of securing their own manufacturing source." Please file this agreement, as required by Item 601(b)(10) of Regulation S-K. If appropriate, you may request confidential treatment for sensitive portions of it pursuant to Exchange Act Rule 24b-2. For guidance on requesting confidential treatment, see Staff Legal Bulletin No. 1 (February 28, 1997), available at: http://www.sec.gov/interps/legal/slbcf1r.htm.

4.   We note that you have redacted portions of your consulting agreement with Shannon Miller Lifestyle without requesting confidential treatment pursuant to Exchange Act Rule 24b-2. Please re-file this exhibit either in its entirety or with an accompanying request for confidential treatment pursuant to Rule 24b-2.

5.   We note that Exhibits 10.3, 10.4, 10.5 and 10.6 do not contain conformed signatures and that Exhibits 10.5 and 10.6 are undated. Please re-file these exhibits with conformed signatures and dates to indicate that the exhibits represent the executed versions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Donald F. Delaney (Staff Accountant) at (202) 551-3863 or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                          /s/H. Roger Schwall

                                          H. Roger Schwall
                                          Assistant Director